UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-[    ]

Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of

IndexIQ Active ETF Trust

IndexIQ Advisors LLC

51 Madison Avenue

New York, New York 10010

ALPS Distributors, Inc.

1290 Broadway, Suite 1000

Denver, CO 80203

Please send all communications regarding this Application to:

Matthew V. Curtin, Esq.

IndexIQ Advisors LLC

51 Madison Avenue

New York, New York 10010

Page 1 of 9 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on April 28, 2020

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of IndexIQ Active ETF Trust IndexIQ Advisors LLC ALPS Distributors, Inc. File No. 812-[ ]	Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.    SUMMARY OF APPLICATION

In this application, IndexIQ Active ETF Trust (“Trust”), IndexIQ Advisors LLC (“Adviser”), and ALPS Distributors, Inc. (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1) and 22(d) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time, issued by the U.S. Securities and Exchange Commission (“Commission”) to permit the operations of ActiveSharesSM ETF (“Reference Order”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to the ActiveSharesSM ETF listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) operates as an ActiveSharesSM ETF as described in the Reference Order and (c) complies with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2

No form having been specifically prescribed for this application, Applicants proceed under rule 0-2 under the Act.

[1]	Precidian ETFs Trust, et al., Investment Company Act Rel. Nos. 33440 (April 8, 2019) (notice) and 33477 (May 20, 2019) (order).
[2]	All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and of the Reference Order which is incorporated by reference herein.

II.       APPLICANTS

A. The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as ActiveSharesSM ETF. The Trust is registered with the Commission as an open-end management investment company under the Act.

B. The Adviser

The Adviser will be the investment adviser to the Initial Fund. The Adviser is a Delaware limited liability company with its principal place of business in New York, New York. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into a licensing agreement with Precidian Funds LLC in order to offer ActiveSharesSM ETF.3

Subject to approval by the Trust’s board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into subadvisory agreements with other investment advisers to act as subadvisers with respect to Funds (“Subadvisers”). Any Subadviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a Colorado corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of Creation Units for the Funds (“Creation Units”). Applicants request that the relief requested in this application apply to any distributor of a Fund’s exchange-traded shares (“Shares”), whether affiliated or unaffiliated with the Adviser and/or Subadviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The Distributor will distribute Creation Units of Shares on an agency basis.

III. REQUEST FOR RELIEF

Applicants agree that the Order will be subject to the same terms and conditions as the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•	With respect to the relief requested pursuant to section 6(c) of the Act, the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

•	With respect to the relief requested pursuant to section 17(b) of the Act, the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and

[3]	Aspects of the Funds are covered by intellectual property rights, including but not limited to those which are described in one or more patent applications.

•	With respect to the relief requested pursuant to section 12(d)(1)(J) of the Act, the relief is consistent with the public interest and the protection of investors.

IV. NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V. PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. Kirk C. Lehneis, President and Trustee of the Trust, is authorized to sign on behalf of the Trust pursuant to the following resolutions adopted by the board of trustees of the Trust on March 31, 2020.

RESOLVED, that the officers of the Trust be, and each hereby is, authorized to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) an application for an order of the SEC, that grants pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”), an exemption from Sections 2(a)(32), 5(a)(1), and 22(d) of the Act and Rule 22c-1 under the Act, that grants pursuant to Sections 6(c) and 17(b) of the Act an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and that grants pursuant to Section 12(d)(1)(J) of the Act an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act that would allow for the creation and operation of exchange-traded funds that do not publicly display their portfolio holdings on a current daily basis; and it is further

RESOLVED, that the officers of the Trust, with the assistance of Trust counsel or others as may be required, are hereby authorized to prepare, execute and file any and all amendments to such applications as may be necessary or appropriate; and it is further

RESOLVED, that such applications shall be executed by or on behalf of the Trust by one or more of its officers, and that the proper officers of the Trust, now or hereafter appointed, are hereby authorized to take any and all further actions that may be necessary or appropriate to effectuate the foregoing resolutions with respect to the applications and the matters described therein.

Jonathan Zimmerman, Chief Operating Officer of IndexIQ Advisors LLC is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Chief Operating Officer. Bradley J. Swenson, Director, President, and Chief Operating Officer of ALPS Distributors, Inc., is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in him as Director, President and Chief Operating Officer.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

IndexIQ Active ETF Trust

By: /s/ Kirk C. Lehneis

Name: Kirk C. Lehneis

Title: President and Trustee

IndexIQ Advisors LLC

By: /s/ Jonathan Zimmerman

Name: Jonathan Zimmerman

Title: Chief Operating Officer

ALPS Distributors, Inc.

By: /s/ Bradley J. Swenson

Name: Bradley J. Swenson

Title: Director, President and Chief Operating Officer

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, IndexIQ Active ETF Trust; that he is the President and Trustee of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 28th day of April, 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Kirk C. Lehneis

Name: Kirk C. Lehneis

Title: President and Trustee

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, IndexIQ Advisors LLC; that he is Chief Operating Officer of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 28th day of April, 2019, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Jonathan Zimmerman

Name: Jonathan Zimmerman

Title: Chief Operating Officer

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached application for an order for, and on behalf of, ALPS Distributors, Inc.; that he is the Director, President and Chief Operating Officer of such entity; and that all actions taken by the trustees or other persons necessary to authorize deponent to execute and file such instrument this 28th day of April 2020, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By: /s/ Bradley J. Swenson

Name: Bradley J. Swenson

Title: Director, President and Chief Operating Officer

APPENDIX A

Initial Fund

IQ Large Cap Growth ETF

The IQ Large Cap Growth ETF seeks long-term growth of capital.